Pernod Ricard

PRESS RELEASE

Pernod Ricard sells its Marmande Production subsidiary

Paris, France, November 16, 2004...As part of its policy of refocusing on its core Wine & Spirits business, Pernod Ricard has just sold the Marmande Production company to the Transition and Turnaround (T'NT) investment company, which in turn is owned by the Fin'Active company, an AMF (Autorité des Marchés Financiers) authorised management company.

The Marmande Production company, based in Marmande, France, specialises in fruit juice and drink bottling and tomato juice preparation.

The investment program already launched to develop this activity will be pursued by the acquirer.

Pernod Ricard realised net sales of Euros 21 million with Marmande Production in 2003.

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: (33 1) 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: (33 1) 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: (33 1) 41 00 40 88
Barbara M. Burns, BBA Communications, New York	Tel: (212) 486 1140

or visit our web site at www.pernod-ricard.com